FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Appendix 3D

Changes relating to buy-back

Rule 3.8A

Appendix 3D

Changes relating to buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	27 November 2006

Information about the change

Complete each item for which there has been a change and items 9 and 10.

		Column 1	Column 2
		(Details announced to market in Appendix 3C or last Appendix 3D)	(Details of change to buy-back proposals)

On-market buy-back

2	Name of broker who will act on the company’s behalf

UBS AG or Goldman Sachs JBWere Pty Ltd (but on any single day only one will be acting)

No change

3	Deleted 30/9/2001.

4

If the company intends to buy back a maximum number of shares - that number

Note:  This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.

		No specific number of shares, but the number of shares required to achieve up to approximately $500 million in value	No specific number of shares, but the number of shares required to achieve up to approximately $1,200 million in value (an increase of $700 million)

+ See chapter 19 for defined terms.

1

5	If the company intends to buy back a maximum number of shares - the number remaining to be bought back

Not applicable

Not applicable

6	If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention

The Company’s current intention is to buy back shares during the period up to and including 31 March 2007.

The Company’s current intention is to buy back shares during the period up to and including 30 September 2007.

7	If the company intends to buy back shares if conditions are met - those conditions

Not applicable

No change

All buy-backs

8	Any other change	Not applicable	Not applicable

9	Reason for change	Further buy-back initiative to efficiently manage the Company’s capital

+ See chapter 19 for defined terms.

2

10	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	Not applicable

Compliance statement

1.                                                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 31/01/2007
(Company Secretary)

Print name:	Michaela J Healey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

3

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937
ASX Announcement

31 January 2007

National Australia Bank announces $700 million increase to share buyback

National Australia Bank Chairman Michael Chaney today announced a $700 million increase to the current $500 million on-market share buyback.

“National Australia Bank is committed to the efficient use of capital. Today’s buyback announcement takes the amount of capital management initiatives announced in recent months to approximately $1.5 billion.

“This includes about $300 million related to the decision to neutralise the impact of shares issued under the dividend reinvestment plan and various employee share plans.”

The buyback time period will also be increased, so that it extends up to and including 30 September 2007 (it was previously up to and including 31 March 2007).

“Further capital management activities will be considered when appropriate,” he said.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Felicity Glennie-Holmes Senior Manager, Group External Relations T 03 8641 3627 M 0412 673 038	Lyndal Kennedy Manager, Investor Relations T 03 8641 5611 M 0400 983 038

Address by Mr Michael Chaney

Chairman

National Australia Bank

Annual General Meeting

31 January, 2007

Good morning ladies and gentlemen.

My name is Michael Chaney and I have the honour to be your Company’s Chairman.

It is 9 o’clock, this is a properly constituted meeting and a quorum is present.

I therefore declare this Annual General Meeting of National Australia Bank Limited open.

Your Board believes that it is important to provide shareholders in the major capital cities of Australia with the opportunity to attend our Annual General Meetings.

This is the first Annual General Meeting of the Bank held in Adelaide in its 149 years of shareholder meetings.

The Directors have held their Board meeting in Adelaide this week and have met a range of customers, employees and other stakeholders during our visit.

I hope our many shareholders based in Adelaide enjoy the opportunity to attend our Annual General Meeting in person and I welcome you here today.

I also welcome those shareholders viewing the meeting on the internet.

Let me now introduce to you the people who are on stage with me today.

Seated on my left, your right, is the Group Chief Executive John Stewart.

Next to John is the Finance Director and Chief Financial Officer, Michael Ullmer.

Seated on my right is the Company Secretary, Michaela Healey.

Seated in the front row are the other Directors, whom I will ask to stand as I introduce them.

First we have Patricia Cross.

Then Peter Duncan.

Next is Ahmed Fahour, who is an Executive Director and Chief Executive of the Australian operations.

Next to Ahmed is Mr Danny Gilbert, Mr Kerry McDonald, Mr Paul Rizzo

Ms Jillian Segal, Mr John Thorn.

Next we have Mr Geoff Tomlinson and Mr Malcolm Williamson.

The National is fortunate to have a strong Board of Directors; a Board with a wide range of skills and experience, several of whom have executive level experience in banking & finance.

The Auditor, the Lead Engagement Partner of Ernst & Young Mr Steve Aldersley, is also present at today’s meeting.

All shareholders have received the Notice of the Annual General Meeting, which I propose be taken as read.

The Annual Report sent to shareholders described in detail the Company’s performance for the 2005/06 year.

The Company achieved good growth in profitability during that year.

Cash earnings of $3.9 billion were 21.9 per cent above those of 2004 / 05.

We were pleased to deliver a 10% increase in net profit of $4.3 billion in an increasingly competitive lending environment and during a year when a substantial amount of management time was required to be devoted to strengthening business and reporting systems and compliance.

John Stewart will speak in more detail in a moment about the business results.

Pleasingly the Company’s share price has increased from $33 to over $40 since the last Annual Meeting.

The Board increased the full year dividend by 1 cent to $1.67 per share and the final dividend was 90% franked.

Total Shareholder Return for the twelve months to last Friday was 26.2%.

The on-market buyback we announced last November is proceeding smoothly and should be completed in the near future. Since we began the buyback our internal models have been reaccredited by the bank’s regulator and we are still above our capital target ratios.

Accordingly, I am pleased to announce that we will be increasing the on-market buyback by $700M to a total of $1.2B.

The 2006 year saw a number of positive achievements for the Group.

Highlights included a recovery in the Australian bank’s market share in business lending, improved performance in the UK banking operations, the rebuilding of nabCapital (our institutional banking business) and continued success in loan campaigns by the Bank of New Zealand.

In Australia the improved performance of our business has been recognised by a number of awards, including “Bank of the Year” by Money Magazine, “Business Bank of the Year” by CFO Magazine and “Life Insurance Company of the Year” for MLC by Australian Banking and

Finance Magazine.

The closure of the Australian Prudential Regulatory Authority remedial action program and approval to return to the use of the Bank’s Internal Market Risk Model were important steps in enabling us to move beyond the negative events of 2004.

The company is continuing to invest substantial sums in systems and business infrastructure in order to meet the needs of customers and the requirements of regulators.

This needs to be an ongoing process if we are to achieve our aspiration of being recognised as one of the best managed companies in Australia.

Last August we announced that we were evaluating different corporate structures which could best support the bank’s operations domestically and internationally in the longer term, with a particular focus on the non-operating holding company structure as recommended by the Wallis Inquiry of 1997.

We are working with the active support of APRA, the Government and other regulators in considering and evaluating this new structure.

If the evaluation confirms that a restructure of this type is in the best interests of shareholders it would need to be implemented through a Scheme of Arrangement voted on by shareholders.

I look forward to reporting further on this matter when our investigations are completed later this year.

Your Board remains committed to the National’s goal of providing sustainable satisfactory shareholder returns.

The Company is being managed on the basis that our shareholders want regularly increasing dividends and a rising share price over time rather than a focus on short-term performance.

Superior long-term returns will only be achieved, of course, through a clear focus on customer needs and a commitment to the welfare of our employees.

We are also determined to make a genuine contribution to the communities in which we live and do business and to ensuring that the National Australia Bank makes a positive contribution to society.

Corporate Social Responsibility is an integral part of our plans to deliver sustainable growth in shareholder value.

I believe that with 38,000 talented employees, strong brand loyalty amongst our millions of customers and excellent positioning in our different markets the future of the bank is bright.

I can assure you that your directors and management are dedicated to allowing the NAB to realise its potential.

Let me now ask our Chief Executive, John Stewart, to provide a summary of the Company’s performance and the current economic setting.

*****************

Address by Mr John Stewart

Group Chief Executive Officer

National Australia Bank

Good Morning,

I would like to join the Chairman in welcoming shareholders to this meeting. It is a particular pleasure to be here in Adelaide as we have substantial operations in South Australia with over 800 staff and 47 branches.

In the 2006 financial year the National Australia Bank reported a record profit of $4.4 billion.

As an organisation we have come a long way since our problem year in 2004.

In that year profit fell by nearly 20% for a range of reasons, triggered by the foreign exchange options trading losses.

A quick comparison shows that net profit in the last financial year is more than $1.2 billion above the profit reported for 2004.

Today I would like to provide some context to the changes that have taken place that were fundamental to the 2006 performance.

The first and most important change was in the area of people and culture.

My Board colleagues and myself have spent, and will continue to spend, a great deal of time making sure we have the right people and that they behave properly.

This has underpinned the rebuilding of the bank

[SLIDE]

National Australia Bank now has a great portfolio of businesses. The main brands are shown on this slide.

We are organised into four key business units.

•                  Australia with the brands of nab and MLC

•                  New Zealand with the Bank of New Zealand brand

•                  United Kingdom as Clydesdale and Yorkshire brands

•                  and, nabCapital which operates internationally to provide financial services to institutions and corporations

Under this new business model, each business has its own CEO and snr management team with responsibility for the day to day management of that business unit.

This means that the people closest to the customer are accountable and responsible for the customer experience, and the products and services we provide.

The role of the Corporate Centre is to:

•                  Create sustainable satisfactory returns for you the shareholders

•                  Oversee the strategic development of our businesses including the acquisition or disposal of businesses.

•                  Be responsible for Financial and Risk governance and oversight

•                  Develop and retain talent, and

•                  Manage the capital position and balance sheet

[SLIDE]

Turning now to our financial performance:

Last year’s results were very pleasing.

All of our key business units contributed and are growing.

Also during the year we have been investing in new infrastructure, speeding up product innovation, improving customer service and importantly – working to lift the engagement of our people.

In addition, margin management has been disciplined.

Costs are well controlled.

Asset quality is sound.

And, we concluded the APRA remedial program.

[SLIDE]

Looking at each business unit’s cash earnings from ongoing operations shows that progress was made across the board.

Australia – Cash earnings up 8.1%

During the year a range of new products were launched including popular online savings accounts for retail and business customers.

Our new corporate identity was very well received and we were awarded Bank of the Year by Money Magazine.

Customer satisfaction showed excellent improvement during the year and market share gains were made in many areas.

United Kingdom – Cash earnings up 11.9%

This business provides the NAB with a unique opportunity to grow in a large, well established market.

Our Financial Solutions Centres expansion using a light infrastructure approach in the South of England, development of our existing branch network in the North and access to third party distribution channels has produced good growth in deposits, business lending and mortgages.

New Zealand – Cash earnings up 12.5%

The Bank of New Zealand continues to excel in customer service and reported solid growth, well-managed costs and margins in a highly competitive market.

nabCapital – Cash earnings up 7.1%

nabCapital has achieved this improvement in cash earnings through a broader mix of products and more diversified revenue streams. This was achieved while reducing regulatory capital significantly.

[SLIDE]

Apart from the improvement in our financial results our efforts to create a better business have been recognised by winning awards in each area of our operations.

I won’t go through each award but I will tell you that my particular favourite is that our CEO for the UK, Lynne Peacock, who has been doing a great job revitalising that business, won Scottish Businesswoman of the Year.

Lynne is English you see.

[SLIDE]

Be in no doubt that we are committed to efficient capital management.

This is demonstrated by our on market buyback and purchase of shares to neutralise the dividend reinvestment plan and employee share schemes.

We now have to add to that the further buy back of $700 million announced by the Chairman a few minutes ago.

Further decisions will be taken on capital at the appropriate times.

[SLIDE]

Furthermore, these results have been achieved while also developing programs to support the communities in which we operate.

The major sponsorship last year was the Commonwealth Games and this proved a fantastic way to launch the new nab brand and involve all parts of our Group.

We believe our goal to provide sustainable satisfactory shareholder returns can only be achieved by being a good corporate citizen and considering the needs of all our stakeholders in the communities in which we operate.

[SLIDE]

As a result, let me repeat what I said at the start of this presentation…we are a much different organisation from a few years ago.

We are working to change our culture, we have a new business model and revitalised management team. All of our key businesses contributed to the 2006 result and are well positioned for the future.

We have strong franchises in the countries in which we operate and this gives us plenty of opportunity to continue to grow shareholder value.

The record result in 2006 was only achieved through the support of the Board, the goodwill of our customers and the communities in which we operate and of course the commitment of our staff.

Among the staff here today there is one who has achieved a significant milestone.

Alison Frye is Bank of New Zealand’s longest serving staff member having clocked up fifty years serving our customers in New Zealand.

That is a marvellous record. Alison was featured on the inside cover of our Concise Annual Report.

Finally, I would like to wish you as our shareholders all the best for 2007 and I will now hand over to Michael Chaney.

*****************

…Thank you John.

I now turn to the formal business of the meeting.

In my covering letter that accompanied the Notice of Annual General Meeting, I invited shareholders to either raise questions at the meeting, or to write-in in advance of the meeting.

Whilst shareholders here today are moving to the microphones, I will address one of the more frequently asked questions raised by shareholders in advance of the meeting which does relate to the accounts; namely, the size of and outlook for the dividend.

As I mentioned earlier, the full year dividend was1 cent per share higher than the $1.66 per share paid in 2005.

Your Board would expect that, now that our profit growth has restored the dividend payout ratio to around our desired level of 65%, future dividend growth should be more in line with profit growth.

The interim dividend in 2006 was franked to 80%.

The level of franking for the final dividend increased to 90%.

Based on current forecasts, we expect dividends for 2007 also to be franked to approximately

90%.

The level of franking attached to future dividends will depend on the proportion of the Group’s profits which will be subject to Australian income tax and the Group’s dividend pay out ratio.

As you will be aware, we earn profits in other countries such as New Zealand, the United Kingdom, the United States and South East Asia.

This diversity of geographic operations provides many benefits to shareholders through a broader spread of risks and access to much larger markets from which earnings can be generated.

However, profits earned in these other countries are subject to foreign taxes, which do not generate any Australian franking credits…

…While shareholders are preparing to ask any questions they may have on the Remuneration Report, I will provide some background to executive remuneration at the National.

The Remuneration Report sets out in some detail the role of the Remuneration Committee of the Board, the reward principles, the link between performance, talent and the structure of Total Reward.

I know that a number of our shareholders believe that the remuneration reporting provided by listed companies is too technical and detailed.

Unfortunately the regulatory requirements leave us with little discretion.

They are quite prescriptive and require extensive and detailed reporting by listed companies on the fine print of their executive remuneration.

I can assure you that we are constantly trying to strike a balance between providing shareholder friendly communications and meeting our statutory commitments.

In relation to the levels of remuneration paid to executives - Executives receive fixed remuneration, short-term incentives and long term incentives.

Both the short-term incentive and the long-term incentive are ‘at risk’.

That is, if the executive or the Group does not perform - if he or she does not achieve the stretching targets set for them or the group does not perform as required, they simply do not receive their full ‘at risk’ remuneration.

If they do perform, then all shareholders benefit.

A major concern expressed by many shareholders is the amount of dollars involved in executive remuneration.

I’m afraid that to a large extent, that issue is an unavoidable result of operating in a global market for executives.

A company of our size and complexity requires executives who have established international track records and have the capability we need to run a business of the complexity and with the international operations of the Bank.

We simply have to pay remuneration that is competitive in the global market place.

Their remuneration, like that of all our executives, is referenced to peers in the industry.

More than half of their remuneration is ‘at risk’, delivered as short and long term incentives which are subject to demanding performance hurdles.

One thing many people don’t appreciate is that in many cases, much of the remuneration shown as being earned by executives will never be received by them at all - because their company has not outperformed its peers and the performance hurdles are not met…

…Shareholders will be aware that the Notice of Meeting they received also contained a statement by the Finance Sector Union circulated in accordance with the requirements of the Corporations Law.

The Board has provided its response to the FSU statement in the document you received with your Notice of Meeting.

Let me summarise that I appreciate that offshoring and outsourcing are important issues for our employees, customers, communities and shareholders.

For the bank it is very important that we retain such options amongst the range of potential ways we can continue to improve the efficiency and competitiveness of the organisation.

NAB is committed to mitigating the impact of outsourcing or offshoring decisions.

Our first priority is to endeavour to find every affected staff member a new position within the Group.

Where this is not possible, we have a range of measures in place to assist people in securing another position outside the organisation.

Under the terms of our Enterprise Agreement, we have undertaken to develop protocols with the Finance Sector Union relating to offshoring over the life of the Agreement (2006-2009).

Where work processes are outsourced or offshored we have made a commitment to uphold fair international workforce standards.

Protecting our customers’ data and privacy is our highest priority.

We will not take actions that may put the information of our customers at risk.

All NAB customer data is subject to the requirements of the Australian Privacy Act…

…Before closing, I would like to thank all of the Company’s staff around the world for their tireless efforts during the last year.

I now formally declare this Annual General Meeting closed.

Annual General
Meeting

John Stewart
Group Chief Executive Officer

National Australia Bank Limited ABN 12 004 004 937

Wednesday 31 January 2007

www.nabgroup.com

We are now a much different organisation

1

In 2006 - Momentum in all our businesses

Cash earnings before significant items

2

All businesses making a positive contribution

Cash earnings increase by business unit*

Australia	+ 8.1%	$2.404 billion
United Kingdom	+11.9%	$0.553 billion
New Zealand	+12.5%	$0.350 billion
nabCapital	+ 7.1%	$0.618 billion

*(Ongoing operations, before significant items. During 2006 the operations of Custom Fleet, MLC Asia and the UK Discretionary Investment Management businesses were sold. Business unit cash earnings do not include distributions, group funding or Corporate Centre.)

3

Recognition of our efforts

Australia	-		Bank of year
(Money Magazine)

MLC	-		Insurance company of the year
(Aust Banking & Fin Magazine)

BNZ	-		Best Contact Centre Customer Service
		Asia Pacific	(Contact Centre World)

UK	-		Best Customer Contact Centre in
		the World	(Contact Centre World)

Lynne Peacock	-		Scottish Businesswoman of
		the Year	(Business Insider Elite)

nabCapital	-		Best Domestic Bond House

(IFR Asia)

4

Our capital position is strong

•               On-market share buyback

•               On-market purchase of shares to neutralise impact of DRP and employee share schemes

•               Increased final dividend to 84c per share, 90% franked.

5

Community

7

We are now a much different organisation

8

Disclaimer

This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 31st January, 2007. It is information in a summary form and does not purport to be complete. It should be read in conjunction with the National Australia Bank 2006 Full Year Results filed with the Australian Securities Exchange on 3 November 2006. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate.

This announcement contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “likely”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

9

31 January 2007

Company Announcements Office

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir

Annual General Meeting

National Australia Bank Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda.

Motion 3.1 – To re-elect Directors of the National:

Mr Michael Chaney

Votes where the proxy directed to vote ‘for’ the motion	656,576,164
Votes where the proxy was directed to vote ‘against’ the motion	902,217
Votes where the proxy may exercise a discretion how to vote	25,923,811
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	36,583,109

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	739,198,104
The number of votes cast ‘against’ the motion was	1,515,636
In addition the number of votes which abstained from voting was	36,622,579

Motion 3.2 – To re-elect Directors of the National:

Mr Ahmed Fahour

Votes where the proxy directed to vote ‘for’ the motion	654,790,940
Votes where the proxy was directed to vote ‘against’ the motion	2,253,969
Votes where the proxy may exercise a discretion how to vote	26,141,184
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	36,800,008

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	737,705,646
The number of votes cast ‘against’ the motion was	2,883,655
In addition the number of votes which abstained from voting was	36,830,628

Motion 3.3 – To re-elect Directors of the National:

Mr Paul Rizzo

Votes where the proxy directed to vote ‘for’ the motion	655,554,607
Votes where the proxy was directed to vote ‘against’ the motion	1,411,643
Votes where the proxy may exercise a discretion how to vote	26,186,767
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	36,833,084

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	738,549,936
The number of votes cast ‘against’ the motion was	1,991,259
In addition the number of votes which abstained from voting was	36,863,704

Motion 3.4 – To re-elect Directors of the National:

Mr Michael Ullmer

Votes where the proxy directed to vote ‘for’ the motion	655,534,758
Votes where the proxy was directed to vote ‘against’ the motion	1,268,038
Votes where the proxy may exercise a discretion how to vote	26,310,772
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	36,860,318

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	738,618,317
The number of votes cast ‘against’ the motion was	1,874,119
In addition the number of votes which abstained from voting was	36,901,918

Motion 4 – To adopt the Remuneration Report

Votes where the proxy directed to vote ‘for’ the motion	637,120,714
Votes where the proxy was directed to vote ‘against’ the motion	14,896,278
Votes where the proxy may exercise a discretion how to vote	26,502,458
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	41,465,666

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	717,891,822
The number of votes cast ‘against’ the motion was	17,511,448
In addition the number of votes which abstained from voting was	41,968,266

Motion 5 – Non – Executive Directors’ Share Plan

Votes where the proxy directed to vote ‘for’ the motion	640,253,759
Votes where the proxy was directed to vote ‘against’ the motion	15,549,233
Votes where the proxy may exercise a discretion how to vote	18,092,128
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	38,478,341

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	712,828,834
The number of votes cast ‘against’ the motion was	18,205,633
In addition the number of votes which abstained from voting was	38,585,776

Motion 6 – Shares – Group Chief Executive Officer

Votes where the proxy directed to vote ‘for’ the motion	638,264,363
Votes where the proxy was directed to vote ‘against’ the motion	16,841,054
Votes where the proxy may exercise a discretion how to vote	18,114,479
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	39,165,676

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	711,851,220
The number of votes cast ‘against’ the motion was	18,661,478
In addition the number of votes which abstained from voting was	39,207,342

Motion 7 – Shares, performance options and performance rights – Executive Director & Chief Executive Officer, Australia

Votes where the proxy directed to vote ‘for’ the motion	637,437,510
Votes where the proxy was directed to vote ‘against’ the motion	17,662,673
Votes where the proxy may exercise a discretion how to vote	18,148,798
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	39,210,333

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	710,900,751
The number of votes cast ‘against’ the motion was	19,589,691
In addition the number of votes which abstained from voting was	39,296,889

Motion 8a – Shares, performance options and performance rights – Finance Director and Group Chief Financial Officer

Votes where the proxy directed to vote ‘for’ the motion	637,385,999
Votes where the proxy was directed to vote ‘against’ the motion	17,763,605
Votes where the proxy may exercise a discretion how to vote	18,150,177
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	39,204,736

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	710,852,946
The number of votes cast ‘against’ the motion was	19,671,639
In addition the number of votes which abstained from voting was	39,297,917

Motion 8b – Share grant – Finance Director and Group Chief Financial Officer

Votes where the proxy directed to vote ‘for’ the motion	635,696,888
Votes where the proxy was directed to vote ‘against’ the motion	18,174,141
Votes where the proxy may exercise a discretion how to vote	18,332,740
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	39,216,620

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	709,283,550
The number of votes cast ‘against’ the motion was	20,148,681
In addition the number of votes which abstained from voting was	39,304,701

Motion 9 – Approval of selective buy-back arrangements relating to preference shares associated with the National Income Securities

Votes where the proxy directed to vote ‘for’ the motion	164,157,952
Votes where the proxy was directed to vote ‘against’ the motion	3,348,279
Votes where the proxy may exercise a discretion how to vote	22,388,359
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	3,016,446

The motion was carried as a special resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	182,935,140
The number of votes cast ‘against’ the motion was	3,351,019
In addition the number of votes which abstained from voting was	3,018,526

Dated this 31st day of January 2007

Michaela Healey

Company Secretary

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 31 January 2007	Name: Brendan T Case
Title: Associate Company Secretary